CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 WWW.cliffordchance.com

September 2, 2020

VIA EDGAR AND BY FEDERAL EXPRESS

Alan Campbell and Celeste Murphy

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Quotient Limited
Registration Statement on Form S-3
Filed August 21, 2020
File No. 333-248235
Responses to Staff comments made by letter dated August 31, 2020

Dear Mr. Campbell and Ms. Murphy:

On behalf of our client, Quotient Limited, a company incorporated under the laws of Jersey, Channel Islands (the “Company”), set forth below is the response of the Company to a comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 31, 2020 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-3, which the Company filed on August 21, 2020 (the “Registration Statement”). Concurrent with the submission of this response letter, the Company is filing an amendment to the prior Registration Statement (“Amendment No. 1”). Amendment No. 1 contains updated disclosure in response to the Staff’s comment made in the Comment Letter.

We have enclosed with this letter a marked copy of Amendment No. 1, which was publicly filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement.

Cover Page

1.

We note that both of your legal opinions cover a possible offering of units and that your Exhibit 5.1 opinion opines as to the legality of units, but no units appear in the registration statement fee table. If you plan to offer units, please revise the registration fee table and prospectus cover page to identify the units as securities in the offering and identify the components of the units. Please also include disclosure in the body of the document regarding the units you are registering. Finally, please also revise your Exhibit 5.1 opinion to state that the debt securities, warrants, rights and units being registered will constitute binding obligations of the Company. Please refer to Staff Legal Bulletin No. 19.

CLIFFORD CHANCE US LLP

Company Response:

In response to the Staff’s comment, the Company has revised the Registration Statement fee table and the cover page of the prospectus to include units as separate securities that are included in the offering, and has made certain other corresponding revisions to the prospectus, including adding a ‘Description of Units’ section, to address the units as separate securities and to identify the potential components of the units.

In addition, each of the legal opinions of Carey Olsen (Jersey, Channel Islands counsel to the Company) and Clifford Chance US LLP (New York counsel to the Company) has been revised, reissued and refiled with Amendment No. 1 such that the Carey Olsen opinion covers the enforceability of the debt securities, warrants, rights and units under Jersey law, and the Clifford Chance opinion covers the enforceability of these same securities under New York law.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Quotient Limited
Franz Walt
Peter Buhler
Viviane Montarnal
Ernest Larnach